12/8


04046546

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Digiwave Technologies, Inc.

*CURRENT ADDRESS 128 ChuckBook Li Nam Yi-Myun
Chang Won-Kun ChangBook
Korea

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34844 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

PROCESSED
DEC 10 2004
THOMSON FINANCIAL

OICF/BY: [illegible]
DAT : 12/8/04

82-34844
12-31-03

Business Report

(Period 13)

Business year from January 1, 2003
to December 31, 2003

To: **Financial Supervisory Commission (FSC)**

The following information on the Business Report is presented under the Article 186 (2) of the Securities Exchange Law.

Date filed: March 30, 2004

Company Name: Digiwave Technologies Inc (formerly named, Nemo)
Representative: Cho Samuel Minje (seal)
Address of Headquarter: 128 ChuckBook Li NamYi-Myun ChungWon-Kun ChungBook
(Tel) 043-279-6900
Person in charge of preparing the information: Representative Cho Samuel Minje (seal)
(Tel) 043-279-6900

I. Information on the Company

1. Main objectives of the company

- Manufacturing of semiconductor and LCD equipments
- Development and Operational Services on Database
- Development of Fonts
- Manufacturing, import, sales and maintenance services of equipments that are used for newspaper printing

2. History and Development of the company

1997.06.26. Listed in KOSDAQ stock market

1999.04. Acquisition of Spinner business and Conclusion of a contract for introduction of technology (Fairchild Technologies U.S.A Inc.)

1999.12. Introduction of technology of Excimer Lamp cleansing device (NOA SYSTEM, Japan)

2001.03. RA-CVD(Radical Assisted Chemical Vapor Deposition) technology development

2003.03.25 An alteration of trade name from APEX Inc. to NEMO Inc.

2003.12.15. An alteration of trade name from NEMO Inc. to Digiwave Technologies Inc.

2004.01. Acquisition of a Media division from Digiwave Inc.

II. Business Overview

1. Industry Overview

[Division of Semiconductor Equipment]

: Technical and market trend of Metal Organic Chemical Vapor Deposition (MOCVD)

a. Technical Trend

Application of the MOCVD equipment is to form thin film of chemical semiconductor such as GaAs that is the mixture of Gallium and Arsenic. The demand for GaAs semiconductor rapidly increased with the popularizing of cellular phones and car navigations. Moreover, for the FeDRAM, the MOCVD is used to form SBT (Sulfar, Bismuth and Tantalum) film and the demand for MOCVD equipment is gradually increasing.

b. Market Trend

The MOCVD equipments are mainly applied to chemical semiconductor such as GaAs and InP.

The MOCVD also forms a limited market as equipment for MOS (Metal Oxide Semiconductor) devices in the part of memory or logic. The world market of MOCVD equipments showed gradual growth with the rapid expansion of the market in cellular phone, GaAs for optical fiber communication and semiconductor laser.

[Media Division]

a. Domestic Market Status

Recently, the production of domestic printing industry is continuously decreasing. It is because of depressed domestic market and seasonal depression. One of the remarkable features in the recent domestic printing industry is that the production trends show local differences. Increase ratio of Sales and new orders and profitability are getting lower, and condition of funds also getting worse but the range of the slowdown is narrowing.

b. Export Trend

Export of prints is getting better than last year, due to the advance of calendars and other prints. In August, however, the calendars and other prints that showed high increase rate decreased, and this is considered as the high probability of the decline of exports.

c. Trend of Domestic Business in 2003

There are some structural problems in domestic printing industry. There should be some solution for internal factors. Improvement of the production structure with high cost and low efficiency, increase of value addition and improvement of weak financial structure should be reformed.

2. Company Overview

[Division of Semiconductor Equipment]

From the beginning of its operation, the company focused on the development of CVD technologies. The company has developed following CVD related equipments:
TaO-MOCVD, Ru-MOCVD, BST-MOCVD, Cu-MOCVD, AlGaAs-MOCVD, Radical Assisted-CVD

[Media Division]

a. Sales

DEPS consists of the core server package and terminal package. This product is in the stabilized phase, and when supplying the product, the company can customize terminal in part in response to the demand of each department of customer companies. Main clients are Kook-min Ilbo, Sports Today, Dong-a Ilbo, Financial News, Kyung-hyang Shinmun, Kyung-ki Ilbo, Han-kook Ilbo, Segye Times and Kook-bang Ilbo.
The core server packages get good reputations from many Japanese newspaper companies, and the terminal packages also get good reputations in various exhibits. Main customers are the Japan daily newspaper-editing center and the Minatoyamakuchi newspaper.

b. Market Share

Sales in the Media division consist of DEPS, DEPS-N, CTP and FONT. Most of the sales in Media Division are from newspaper companies. New rotary presses are used in 20 daily newspaper companies, including economy and sports papers, about 10 companies in the provinces and 7 central daily newspaper companies. The market share is not accurately measured. The market share of CTP is about 30%. It is difficult to measure accurate market share of DEPS because of various prices according to capacities.

Digiwave Technologies, Inc.

Financial Statements

December 31, 2002 and 2003

(With Independent Auditors' Report Thereon)

Independent Auditors' Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

Digiwave Technologies Inc.:

We have audited the accompanying balance sheets of Digiwave Technologies Inc. (formerly named Nemo Co., APEX Co.) (the Company) as of December 31, 2002 and 2003, and the related statements of earnings, disposition of deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits

We conducted our audits in accordance with the Auditing Standards, as established by the Financial Supervisory Commission of the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2003, and the results of its operations, the changes in its deficit, and its cash flows for the years then ended in accordance with the Financial Accounting Standards, as established by the Financial Supervisory Commission of the Republic of Korea.

Without qualifying our opinion, we draw attention to the following:

(1) Material events after the balance sheet date

a. Acquisition of Business
As discussed in note 24 to the financial statements, the company decided to acquire the media department of Digiwave Co. (with the acquisition amount of ₩ 6,115 million) under the resolution of board of directors on November 3, 2003. The company acquired the media department on January 2, 2004 with the approval of the extraordinary shareholders' meeting on December 15, 2003. The company recorded the payment as goodwill with the amount that exceeds the fair value of identifiable assets and liabilities acquired from the disposition company as of the date of acquiring. Goodwill related to the acquisition of business on January 2, 2004 amounted to ₩ 5,034 million.

b. Capital Increase with consideration and the Change in Largest Shareholder
As discussed in note 24 to the financial statements, in accordance with the resolution of board of directors on November 3, 2003, the company issued 10,529,000 shares of common stock with the issuing price of ₩ 535 per share, with the third party allotment method for the payment of the acquisition of business, the media department of Digiwave Co. (date of payment: January 2, 2004). Accordingly, the largest shareholder of the

Company changed from Bae Sung-ro to Digiwave Co., and the Company became the affiliated company of Digiwave Co.

(2) Change in Management Executives

As discussed in note 20 to the financial statements, the representative of company was changed from Han Dong-hoon to Im In-Gon in accordance with the annual shareholders' meeting on March 25, 2003, and from Im In-Gon to Cho Samuel Minje in accordance with the extraordinary shareholders' meeting on December 15, 2003.

(3) Consolidation of Shares and Capital Increase with Consideration

As discussed in note 11 to the financial statements, the company consolidated 2 shares with face value of ₩ 500 to 1 share with face value of ₩ 500, in accordance with the annual shareholders' meeting on March 25, 2003. The company also issued 7,037,033 shares of common stock with the issuing price of ₩ 540 with the capital increase with consideration (payment date: April 28, 2003) through the third party allotment methods, in accordance with the resolution of board of directors on March 26, 2003.

(4) Change in Corporate Name

As discussed in note 1 to the financial statements, the Company changed the corporate name from APEX Co. to Nemo Co. in accordance with the annual shareholders' meeting on March 25, 2003, and then from Nemo Co. to Digiwave Technologies Inc. in accordance with the extraordinary shareholders' meeting on December 15, 2003.

(5) Change in the application date of the disposition of deficit

As discussed in note 2 to the financial statements, the Company adopted the Statements of Korea Accounting Standards No.6 ' Events occurred after the balance sheet date' from this period. Therefore, the company did not record the disposition of deficit on the balance sheet and it recorded the financial status before the disposition of deficit on the balance sheet. According to this accounting policy change, the undisposed deficit on the compared balance sheet of the prior period was modified in accordance with the financial status before the disposition of deficit, and therefore capital surplus increased to ₩ 7,994 million and the deficit before disposition also increased same amount.

February 18, 2004

191 Hangangro 2-ga Yongsan-gu, Seoul

Samil Accounting Corp.

Representative An Kyung-tae

This report is effective as of February 2004, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Summary of Financial Statements

Balance Sheet

(Unit: '000 WON)

	as of December 31, 2003	as of December 31, 2002
[Current Assets]	4,769,922	4,037,951
Quick Assets	4,208,601	2,689,245
Inventories	561,321	1,348,705
[Fixed Assets]	3,305,003	6,794,621
Investment Assets	365,269	1,653,751
Tangible Assets	2,898,989	3,140,997
Intangible Assets	40,745	1,999,872
Total Assets	**8,074,925**	**10,832,572**
[Current Liabilities]	670,293	2,132,633
[Long Term Liabilities]	1,200,517	1,648,051
Total Liabilities	**1,870,810**	**3,780,684**
[Paid-in-capital]	7,371,360	7,705,687
[Capital surplus]	4,151,624	7,993,692
[Deficit]	5,173,070	9,085,405
[Capital Adjustment]	(-)145,799	437,912
Total Equities	**6,204,115**	**7,051,887**
Total Liabilities & Equities	**8,074,925**	**10,832,572**

Income Statements

(Unit: '000 WON)

	2003 Annual	2002 Annual
Sales Revenue	2,259,491	1,279,734
Cost of Goods Sold	1,857,975	3,216,402
[Gross Profit(Loss) on Sales]	**401,516**	**(-)1,936,667**
Selling & Administrative Expenses	3,137,347	5,186,754
[Income from Operations]	**(-)2,735,830**	**(-)7,123,421**
Non Operating Income	691,837	395,959
Non operating Expenses	2,433,863	2,357,943
[Ordinary Income (Loss)]	**(-)4,477,856**	**(-)9,085,405**
Extraordinary Income	396,498	-
Earnings before taxes	(-)4,081,357	(-)9,085,405
[Net Income(Loss)]	**(-)4,081,357**	**(-)9,085,405**
Ordinary Loss Per Share (Won)	(-)361	(-)1,187
Net Loss Per Share (Won)	(-)329	(-)1,187

Statements of Disposition of Deficit

(Unit: '000 Won)

	2003		2002	
[Before Disposition]		**5,173,070**		**9,085,405**
Deficit carried over from prior years	(-)1,091,712		-	
Net loss	(-)4,081,357		(-)9,085,405	
[Disposition]		**4,151,624**		**7,993,693**
Transfer from paid-in-capital in excess of par value	257,367		7,993,693	
Transfer gain on capital reduction	3,852,844		-	
Transfer from other capital surplus	41,414		-	
[Deficit to be Carried]		**1,021,445**		**1,091,712**

Statements of Cash Flows

(Unit: '000 Won)

	2003	2002
[CASH FLOWS FROM OPERATING ACTIVITIES]	**(-)1,764,720**	**(-)3,142,158**
Net income (or Loss)	(-)4,081,357	(-)9,085,405
Addition of expenses not involving cash outflows	3,699,537	5,598,895
Deduction of revenues not involving cash inflows	(-)984,472	(-)120,991
Changes in assets and liabilities resulting from operations	(-)398,427	465,343
[CASH FLOWS FROM INVESTING ACTIVITIES]	**4,004**	**2,823,902**
Cash inflows from investing activities	3,255,561	17,290,367
Cash outflows for investing activities	(-)3,251,556	(-)14,466,465
[CASH FLOWS FROM FINANCING ACTIVITIES]	**2,689,105**	**(-)122,383**
Cash inflows from financing activities	3,914,796	1,570,217
Cash outflows for financing activities	(-)1,225,691	(-)1,692,601
[INCREASE (or DECREASE) IN CASH]	**928,390**	**(-)440,639**
[CASH AT BEGINNING OF THE YEAR]	**179,626**	**620,266**
[CASH AT END OF YEAR]	**1,108,016**	**179,626**

Summary Notes to Financial Statements

1. Organization and Description of the Business

Digiwave Technologies Inc. (Formerly named, Nemo Co., APEX Co., or the Company) established in the name of APEX Co. on January 8, 1991. Main businesses of the company are the manufacturing and sales of semiconductor equipments, LCD equipments and industrial equipments. The company changed the corporate name to Nemo Co. in accordance with the resolution of the annual shareholders' meeting on March 25, 2003, and then to Digiwave Technologies Inc. in accordance with the extraordinary shareholders' meeting on December 15, 2003. With the change in the corporate name, the company added the manufacturing and sales of database operation equipments, the development of database and technological service, and the development and sales of software to its business objectives, and the company acquired the media department of Digiwave Co. on January 2, 2004.

Paid-in-capital of the company is ₩ 7,371,360 thousand as of December 31, 2003.

Shares of the company were listed on KOSDAQ on June 26, 1997 and the principal shareholders of the company are as follows:

Principal shareholders	Number of shares	Ratio (%)
Bae Sung-ro	3,200,000	21.71
Gyung Book Savings Bank	1,119,368	7.59
Others	10,423,352	70.70
	14,742,720 ===============	100.00 =============

2. Summary of Significant Accounting Policies

The accompanying financial statements were prepared using accounting principles, procedures and reporting practices generally accepted in the Republic of Korea ("Korean GAAP"). (The company, effective January 2002, adopted Statements of Korea Accounting Standards No. 1 and effective January 1 2003, adopted No. 1 through No. 9.)

The Balance sheet, income statements and statements of cash flows of 2002 are modified in accordance with the accounting principles applied in the financial statements of 2003 for the easier comparison between 2002 and 2003.

Significant accounting policies of the company related to the summary of the financial statements are as follows:

A. Basis of Recognition of Earnings

The company recognizes revenue at the point of delivery, and for the advance sales, the company adopts the percentage-of-completion method.

B. Allowances for doubtful account

The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of receivables.

C. Assignment and discount of trade account receivable

When assigning account receivables, the company records reduced amount of account receivables and the difference between book value and assignment price as profits or losses.

D. Inventories

Inventories are stated using perpetual inventory method and periodic inventory method at the cost measured by FIFO method.

E. Investment in Securities

(1) Trading Securities

Cost of trading securities is sreported by average method at the amount of the market value of consideration and accompanying costs.

(2) Investment Securities under the Equity Method of Accounting

For investments in companies under the Company's significant influence, the Company utilizes the equity method of accounting.

F. Tangible Assets and its depreciation

Tangible assets are stated at cost or present value of related expenditures. Tangible assets are stated, on the balance sheet, at cost less the accumulated depreciations and loss on impairment, based on the estimated useful lives and depreciation method of the related assets.

G. Intangible Assets and its amortization

Intangible assets are stated at cost less accumulated amortization. Amortization is computed by the straight-line method over periods. The estimated useful lives of development is 5 years.

H. Provisions for retirement benefits

Changes in the provisions for retirement benefits in 2002 and 2003 are as follows:

	Amount (unit: '000 Won)	
	Year 2003	Year 2002
Beginning balance	₩ 385,038	₩ 312,688
Retirement benefit payment	164,905	41,443
	220,133 -----------------	271,245 -----------------
Transfer	180,052	113,793
Ending balance	₩ 400,185 =================	₩ 385,038 =================

I. Assets and Liabilities Denominated in Foreign Currencies

Assets and liabilities denominated in foreign currencies are as follows:

		2003				2002	
		In foreign currency	In WON (unit: '000)	Gain from foreign currency translation (unit: '000)	Loss from foreign currency translation (unit: '000)	In foreign currency	In WON (unit: '000)
Assets	Cashes	US$ 6,739	₩ 8,071	₩ -	₩ -	¥ 21,620 NT$ 10,100	₩ 568
Liabilities	Account Payable	EUR 6,480	₩ 9,737	-	932	-	₩ -

		2003				2002	
		In foreign currency	In WON (unit: '000)	Gain from foreign currency translation (unit: '000)	Loss from foreign currency translation (unit: '000)	In foreign currency	In WON (unit: '000)
	Accrued expense	US$ 2,908	₩ 3,483	-	-	US$ 4,818	₩ 5,783
	Short term borrowings (L/C USANCE)	-	-	-	-	¥ 56,700,000	574,297
	Long term borrowings (including current portion)	US$ 424,000	507,867	1,102	-	US$ 636,000	763,454
		US$ 426,908 EUR 6,480	₩ 521,087	₩ 1,102	₩ 932	¥56,700,000 US$ 640,818	₩ 1,343,534

J. Government Grants

The company records the government grants with repayment obligation as liabilities and those without repayment obligation according to the objectives of the grants.

K. Deferred Income Tax

Deferred tax assets and liabilities are computed on temporary differences resulting from the revenue recognition period under the taxation accounting and financial accounting, and deferred deficits and tax credits.

L. Stock Options

The stock option program allows the Company's officers to acquire shares of the Company. The Company values stock options based under the fair value method and recognize this value as an expense over the period in which the options vest.

M. The change in the application date of the disposition of deficit

The Company adopted the Statements of Korea Accounting Standards No.6 'Events occurred after the balance sheet date' from this period. Therefore, the company did not record the disposition of deficit on the balance sheet and it recorded the financial status before the disposition of deficit on the balance sheet. According to this accounting policy change, the undisposed deficit on the compared balance sheet of the prior period was modified in accordance with the financial status before the disposition of deficit, and therefore capital surplus increased to ₩ 7,994 million and the deficit before disposition also increased same amount.

3. Cash and cash equivalents

Cash and cash equivalents as of December 31, 2002 and 2003 are summarized as follows:

	Banks	Annual Interest rate (%)	Amount (unit: '000 won)	
		2003.12.31	2003.12.31	2002.12.31
Cash and cash equivalents				
Cash	-	-	₩ 1,056	₩ 1,001
Current Deposits	Kookmin bank	-	1	1
Ordinary Deposits	Korea First Bank etc.	1.0	1,106,960	178,625
			1,108,017	179,627
Short-term financial instruments				
Time Deposits	Korea First Bank etc.	2.8~4.6	1,110,000	1,070,000
Long-term financial instruments				
Deposits for current account	Kookmin bank	-	2,000	2,000
			₩ 2,220,017	₩ 1,251,627

4. Available for sale securities

The cost of Investment securities without marketability is recorded as the amount on the balance sheet.

5. Collateral and Guarantee

A. The company owned assets pledged as collateral

Certain property, plan and equipment are pledged as collateral for the long-term borrowings and so on.

B. Guarantee from others

There are some guarantees from others.

6. Tangible Assets

A. Insured assets

Certain equipments and buildings are insured.

B. Officially declared value of land

The total book value of land the company owns is W 335,981 thousand

C. Changes in book value

There were some changes in book values of tangible assets.

7. Intangible Assets

The changes in R&D expenditure of the company are as follows:

	2003. 12. 31	2002. 12. 31
Beginning balance	₩ 1,999,872	₩ 3,732,632
Increase	400,726	1,161,223
Depreciation	885,701	2,322,418
Impairment	1,474,152	571,565
Ending balance	₩ 40,745 ====================	₩ 1,999,872 ====================
Accumulated amount	₩ 5,469,305 ====================	₩ 3,995,153 ====================

8. **Short Term Borrowings**

Short-term borrowings as of December 31, 2002 and 2003 are summarized as follows:

List		Annual Interest rate (%)	Amount (Unit : '000 WON)	
		2003.12.31	2003.12 31	2002.12. 31
USANCE	Woori Bank	-	₩ -	₩ 574,297
Current Maturities of Long Term debt	Woori Bank	4.9	155,800	343,980
	Korea Exchange Bank	-	-	27,950
			155,800	371,930
Current Maturities of Foreign Currency Long Term debt	Woori Bank	Libor+1.5	253,933 (USD 212,000)	254,485 (USD 212,000)
			₩ 409,733 (USD 212,000) ============	₩ 1,200,712 (USD 212,000) ============

9. Long-term Liabilities

A. Long-term Debt

Long-term debt as of December 31, 2002 and 2003 is summarized as follows:

Lists		Annual Interest Rate (%)	Amount (Unit: '000 WON)	
		2003.12.31	2003. 12. 31	2002. 12. 31
WON Currency Loans	Woori Bank	4.9	₩ 331,000	₩ 674,980
	Korea Exchange Bank	-	-	27,950
	Total		331,000	702,930
	Maturities within 1 year		(-)155,800	(-)371,930
			175,200	331,000
Foreign Currency Loans	Woori Bank	Libor+1.5%	507,867 (USD424,000)	763,454 (USD636,000)
	Maturities within 1 year		(-)253,933 (USD212,000)	(-)254,485 (USD212,000)

Lists		Annual Interest Rate (%)	Amount (Unit: '000 WON)	
		2003.12.31	2003. 12. 31	2002. 12. 31
	Total		253,934 (USD212,000) ----------	508,969 (USD424,000) -------------
			₩ 429,134 (USD212,000)	₩ 839,969 (USD424,000)

B. Repayment Schedule

Remaining long-term borrowings are expected to be repaid in 2005.

10. Contingencies and Commitment

A. Contingencies

Guaranteed Company	Amount	Purpose	Lender	Borrowing amount
Research Venture Ltd.	₩ 45,600	Purchase of equipments	Woori Bank	₩ 45,600

B. Commitments

The company has some commitments with Small and Medium Business Administration on the performance of technological reform.

C. Unstable Economic environment

In common with certain Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices including corporate governance. The Company may be either directly or indirectly affected by these volatile economic conditions and the reform program described above. The consolidated financial statements reflect management's assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management's current assessment.

11. Equities

A. Authorized and Issued Shares

	2003.12.31	2002.12.31
Authorized Shares (Common Stocks)	100,000,000 Shares	100,000,000 Shares
Issued Shares (Common Stocks)	14,742,720 Shares	15,411,375 Shares
Par Value (WON)	500	500

B. Changes

	Date	Number of Shares (shares)	Changes (unit: '000 WON)			
			Capital	Excess of par value	Gain on capital reduction	Total
Beginning	2003.01.01	15,411,375	7,705,688	7,993,693	-	15,699,381
Disposition of Deficit	2003.03.25	-	-	(-) 7,993,693	-	(-) 7,993,693
Consolidation of Stocks (*1)	2003.04.25	(-) 7,705,688	(-) 3,852,844	-	3,852,844	-
Capital Increase with Consideration (*2)	2003.04.28	7,037,033	3,518,516	257,367	-	3,775,883
Ending Balance		14,742,720	7,371,360	257,367	3,852,844	11,481,571

(*1) The company consolidated 2 shares with face value of ₩ 500 to 1 share with face value of ₩ 500, in accordance with the annual shareholders' meeting on March 25, 2003.

(*2) The company also issued 7,037,033 shares of common stock with the issuing price of ₩ 540 with the capital increase with consideration (payment date: April 28, 2003) through the third party allotment methods, in accordance with the resolution of board of directors on March 26, 2003.

12. Deficits

A. Reserve for earnings

The company reserves for earnings over 10% of cash dividend every fiscal year under the Business Law.

B. Deficits of previous year

Accumulated dispositions of deficits in 2001 and 2000 are as follows:

	Amount (Unit: W '000)

	2002. 3. 25	2001. 3. 27
(1) Before Disposition	₩ 12,682,908	₩ 4,049,922
1. Net Losses	(-)12,682,908	(-)3,314,084
2. Losses from error correction	-	(-)866,220
3. Gains from error correction		130,382
(2) Disposition	12,682,908	4,049,922
1. Paid-in-capital in excess of par value	(-)12,569,419	(-)4,049,922
2. Other capital surplus	(-)113,489	-
(3) Deficits carried forward to next fiscal year	₩ - ==============	₩ - =============

13. Stock Options

The company adopted the fair value methods for the compensation costs.

14. Loss from the error correction

15. Income Tax

A. The differences between accounting income and taxable income

B. Change in significant accumulated temporary differences

C. Possibility of realizing deferred tax

The deferred tax effects from accumulated temporary differences and deficits on Tax are not likely to be realized, and therefore the company did not record the differences.

D. Taxable Deficits

Year	Occurrences	Extinguishments	Ending Balance	Tax Effect
1999	₩ 3,256,937	₩ -	₩ 3,256,937	₩ 895,658
2000	1,587,756	-	1,587,756	436,633
2001	8,873,190	-	8,873,190	2,440,127
2002	8,144,684	-	8,144,684	2,239,788
2003	4,805,923	-	4,805,923	1,321,629
	₩ 26,668,490 =============	₩ - ============	₩ 26,668,490 =============	₩ 7,333,835 =============

E. Tax Credits on Taxation

Year	Occurrences	Extinguishments	Ending Balance	Tax Effects
1999	₩ 405,326	₩ -	₩ 405,326	₩ 427,085
2000	388,313	-	388,313	419,538
2001	298,771	-	298,771	324,688
2002	187,704	-	187,704	203,770
2003	134,636	-	134,636	148,100
	₩ 1,414,750 =============	₩ - =============	₩ 1,414,750 =============	₩ 1,523,181 =============

16.Operating Losses per share and Net losses per share

A. Weighted average number of common shares

(1) Year 2003

	Number of Shares	Period	Weight	Numbers
From the previous period	7,705,687	2003.01.01□2003.12.31	365	2,812,575,755
Acquisition of Treasury stocks	(-)50,000	2003.01.01□2003.12.31	365	(-)18,250,000
Capital increase with consideration through third party allotment	7,037,033	2003.04.29□2003.12.31	247	1,738,147,151
				4,532,472,906

(2) Year 2002

	Number of shares	Period	Weight	Numbers
From the previous period	7,705,687	2002. 1. 1□2002.12.31	365	2,812,575,755
Acquisition of Treasury Stocks	(-)50,000	2002. 1. 1□2002.12.31	365	(-)18,250,000
				2,794,325,755

B. Basic ordinary losses per share and basic net losses per share

	Amount (unit: ₩)	
	2003	2002

	Amount (unit: ₩)	
	2003	2002
1. Ordinary losses per share		
(1) Weighted average number of common shares	12,417,734	7,655,687
(2) Ordinary losses for common shares		
Net Losses (□)	₩ 4,081,357,667	₩ 9,085,405,406
Extraordinary gains (□)	396,498,971	-
Extraordinary losses (□)	-	-
Taxes on Extraordinary gains/losses (□)	-	-
Ordinary Losses for common shares (□+□-□+□)	₩ 4,477,856,638	₩ 9,085,405,406
(3) Ordinary Losses per share ((2) ÷(1))	₩ 361/share	₩1,187/share

2. Net Losses per share		
(1) Weighted average number of common shares	12,417,734	7,655,687
(2) Net losses for common shares	₩ 4,081,357,667	₩ 9,085,405,406
(3) Net losses per share ((2) ÷(1))	₩ 329/share	₩ 1,187/share

C. Diluted ordinary losses per share and diluted net losses per share
Since there is no diluted effects, diluted losses per share is same as the basic losses per share

D. Securities convertible to common shares
There is no securities convertible to common shares

17. Related Party Transaction

A. Transactions with related companies

Company	Expenses		Liabilities	
	2003	2002	2003.12.31	2002.12.31
Research Venture	₩ 74,739	₩ 48,588	₩ -	₩ 13,470

B. Transactions with share holders, executives and employees

	2003.12.31	2002.12.31
Short term loans to shareholders,	₩ 41,203	₩ 173,333

	2003.12.31	2002.12.31
executives and employees		
Long term loans to shareholders, executives and employees	61,086	33,334
	₩ 102,289 ================	₩ 206,667 =================

18. Value-added

Value-added in manufacturing costs, Selling and administration expenses, development costs are as follows (unit: ₩ '000)

	Selling & Admin. Expenses	Cost of manufacturing	Ordinary Development	Development	Total	
					2003	2002
Salaries	₩ 648,097	₩ 476,987	₩ -	₩ 359,809	₩ 1,484,893	₩ 1,574,236
Retirement	97,576	55,967	7,387	19,122	180,052	113,793
Employee Benefirs	179,164	42,184	-	-	221,348	294,731
Depreciation	82,782	191,855	-	-	274,637	340,179
Taxes	13,183	-	-	-	13,183	47,10
Rent	46,199	-	-	-	46,199	140,907
	₩ 1,067,001	₩ 766,993	₩ 7,387	₩ 378,931	₩ 2,220,312	₩ 2,510,955

19. Cash Flows

Significant non-cash activities for the year ended December 31, 2003 and 2002 are summarized as follows:

	Amount (unit: '000 Won)	
	Year 2003	Year 2002
Current portion of Long term borrowings	₩ 155,800	₩ 371,930
Current portion of long term foreign currency borrowings	253,934	254,633
Consolidation of shares	3,852,844	-
Transfer from available-for-sales securities to	874,880	-

	Amount (unit: '000 Won)	
	Year 2003	Year 2002
trade securities		
Appraisal loss of available-for-sales securities	145,800	-
Net of stock option and other capital surplus	41,414	-
Current portion of long term reserves	11,200	-
Accrued retirement payment expenses	44,724	-
Net of loans to shareholders, executives and employees and provisions for retirement payments	40,967	-
Current portion of long term loans to shareholders, executives and employees	41,203	-
Rollover of short term loans to shareholders, executives and employees	30,000	-
Accrued long term loans to shareholders, executives and employees	57,572	-

20. Change in Management Executives (originally reported in note 20)

The representative of company was changed from Han Dong-hoon to Im In-Gon in accordance with the annual shareholders' meeting on March 25, 2003, and from Im In-Gon to Cho Samuel Minje in accordance with the extraordinary shareholders' meeting on December 15, 2003.

21. Opening and Closing of Branches

The company moved its branch to Suwon on April 9, 2003 and closed it on January 3, 2004.

22. Employee Benefits

1. Housing Loan to employees
2. Payment for congratulations and condolences
3. Health Check
4. Support for the tuition fee of employee's children
5. Support for clubs in the company

23. Fourth Quarter Information

The fourth quarter information of the company is as follows (unit ₩ '000):

	Amount
Sales	279,221
Net Losses	2,474,749
Basic (diluted) ordinary losses per share	₩168/share
Basic (diluted) net losses per share	₩ 168/share

24. Subsequent Events after Balance sheet date

A. Date of financial statement approval

The board of directors shall approve the financial statements of the company on March 5, 2004

B. Acquisition of Business

To diversify operational risk and to get growth power and improve revenue and earnings, the company decided to acquire the media department of Digiwave Co. (with the acquisition amount of ₩ 6,115,181 thousand) under the resolution of board of directors on November 3, 2003. The company acquired the media department on January 2, 2004 with the approval of the extraordinary shareholders' meeting on December 15, 2003. The company recorded the payment as goodwill with the amount that exceeds the fair value of identifiable assets and liabilities acquired from the disposition company as of the date of acquiring. Goodwill related to the acquisition of business on January 2, 2004 amounted to ₩ 5,033,522 million.

C. Capital Increase with consideration and the Change in Largest Shareholder

In accordance with the resolution of board of directors on November 3, 2003, the company issued 10,529,000 shares of common stock with the issuing price of ₩ 535 per share, with the third party allotment method for the payment of the acquisition of business, the media department of Digiwave Co. (date of payment: January 2, 2004). Accordingly, the largest shareholder of the Company was changed from Bae Sung-ro to Digiwave Co., and the Company became the affiliated company of Digiwave Co.

D. Investment in Equity securities

The company sold 143,423 shares of common stock of KORNIC Co. at ₩ 1,460,793 thousand during January and February 2004. Gain on disposition of available-for-sale securities of ₩ 440,113 thousand was recorded. The company also acquired 100% of equities of Digiwave Partners Co. at ₩ 500 million.